                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY, 2001
                                            ---------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                    ----------------------------------------
                    (Address of Principal Executive Offices)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

               FORM 20-F       [X]               FORM 40-F       [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  YES          [ ]                     NO        [X]

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): 82-_____].


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News From
Royal Caribbean Cruises Ltd.
--------------------------------------------------------------------------------
Office of Corporate Communications
1050 Caribbean Way, Miami, Florida 33132-2096


                                      Contact: Lynn Martenstein or Erin Williams
                                               (305) 539-6570 or (305) 539-6153

                                      For Immediate Release

            ROYAL CARIBBEAN ANNOUNCES PUBLIC OFFERING OF ZERO-COUPON
                                CONVERTIBLE DEBT

MIAMI -- May 14, 2001 -- Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today it has commenced marketing a proposed offering of 20-year zero-coupon convertible senior notes for gross proceeds of $300 million. In connection with the offering, Royal Caribbean has granted to the underwriter an over-allotment option to purchase up to an additional $45 million in aggregate principle amount of notes. The notes would be convertible into Royal Caribbean common stock if the market price of the shares reached specified thresholds. This issue is being underwritten by Banc of America Securities LLC. The Company expects the transaction to be accretive to earnings for the near-term future.

Net proceeds from the offering will be used by the Company for general corporate purposes, including capital expenditures. The security is being offered as part of a shelf registration statement previously filed and declared effective with the Securities and Exchange Commission.

Copies of the prospectus relating to the offering can be obtained from Banc of America Securities LLC, 9 West 57th Street, 40th Floor, New York, New York 10019.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 21 ships in service and 8 under construction or on firm order. Royal Celebrity Tours operates cruise-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.


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            ROYAL CARIBBEAN ANNOUNCES PUBLIC OFFERING OF ZERO-COUPON
                            CONVERTIBLE DEBT

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include the company's stock price, interest rates, and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

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News From
Royal Caribbean Cruises Ltd.
--------------------------------------------------------------------------------
Office of Corporate Communications
1050 Caribbean Way, Miami, Florida 33132-2096

                                      Contact: Lynn Martenstein or Erin Williams
                                               (305) 539-6570 or (305) 539-6153

                                      For Immediate Release

     ROYAL CARIBBEAN PRICES PUBLIC OFFERING OF ZERO-COUPON CONVERTIBLE DEBT

MIAMI - May 15, 2001 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today the pricing of a $300 million gross proceeds 20-year zero-coupon convertible offering. The notes are convertible into Royal Caribbean common stock if the market price of the shares reaches specified thresholds. Each note has a yield to maturity of 4.75 percent and is convertible into 15.6675 shares of Royal Caribbean common stock. The lead underwriter of the issue is Banc of America Securities LLC.

Net proceeds from this offering will be used by the company for general corporate purposes, including capital expenditures. The security is being offered as part of a shelf registration statement previously filed and declared effective with the Securities and Exchange Commission.

Copies of the prospectus relating to the offering can be obtained from Banc of America Securities LLC, 9 West 57th Street, 40th Floor, New York, New York 10019.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 21 ships in service and 8 under construction or on firm order. Royal Celebrity Tours operates cruise-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

                                 # # # # # # # #

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                            (Registrant)



Date:  May 31, 2001                         By: /s/ BONNIE S. BIUMI
                                                -------------------------------
                                            Bonnie S. Biumi
                                            Vice President and Treasurer